



03001883

;TATES
.IANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridien Financial Group, Inc.

    (formerly Lauderdale Investment Company)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

    10 Dorrance Street
    (No. and Street)

Providence	Rhode Island	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Michael L. Balasco   401.272.4700

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Rooney, Plotkin & Willey, LLP

                 (Name – if individual, state last, first, middle name)

    10 Dorrance Street, Providence, Rhode Island 02903

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 7 2003 WASH. D.C. 165 PROCESSING SECTION

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02).

MAR 1 2 2003

OATH OR AFFIRMATION

I, __Michael L. Balasco, Principal & President_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Meridien Financial Group, Inc. (formerly Lauderdale Investment Company)_____ , as of __December 31_____ , 20__2002__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

__PRINCIPAL & PRESIDENT__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Retained Earnings (Accumulated Deficit)
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Comm.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- x (p) Independent Auditors' Report on Internal Control Required by SEC Rules 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Financial Statements

December 31, 2002 and 2001

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Index to Financial Statements

December 31, 2002 and 2001



**Rooney,
Plotkin
&Willey,**
LLP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. (formerly Lauderdale Investment Company) (a Rhode Island corporation) as of December 31, 2002 and 2001, and the related statements of income and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Rooney, Plotkin & Willey, LLP
ROONEY, PLOTKIN & WILLEY, LLP

January 31, 2003


MEMBER OF IA INTERNATIONAL WITH CORRESPONDENT OFFICES IN PRINCIPAL CITIES OF THE WORLD

130 Bellevue Avenue, Newport, RI 02840-7413   10 Dorrance Street, Providence, RI 02903-2024
401-849-3134 (Fax) 401-847-8990   401-272-9080 (Fax) 401-861-8450
Email: rpw@rpw200.com

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Statements of Financial Condition

| | December 31, | |
	2002	2001
ASSETS		
Cash and Cash Equivalents	$ **131,013**	$ 129,228
Commissions Receivable	**31,958**	40,254
Prepaid Expenses	**885**	872
Refundable Income Taxes	**450**	-
Furniture and Equipment, Net of Accumulated Depreciation of $49,585 and $43,362, Respectively	**8,260**	-
Total Assets	$ **172,566**	$ 170,354
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ **15,959**	$ 9,993
Commissions Payable	**94,784**	90,132
Income Taxes Payable	**-**	644
Total Liabilities	**110,743**	100,769
Stockholders' Equity:		
Common Stock	**20,125**	20,125
Additional Paid-In Capital	**41,378**	41,378
Retained Earnings	**320**	8,082
Total Stockholders' Equity	**61,823**	69,585
Total Liabilities and Stockholders' Equity	$ **172,566**	$ 170,354

The accompanying notes are an integral part of these financial statements.

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Statements of Income and Retained Earnings

| | Years Ended December 31, | |
	2002	2001
Revenues	$ **1,142,423**	$ 1,542,406
Expenses:		
Compensation Costs	**765,609**	1,061,256
Secretarial Services	**270,600**	361,083
Office Supplies and Expense	**21,195**	16,891
Depreciation	**6,223**	4,621
Rent Expense	**10,800**	10,800
Postage and Printing	**9,458**	9,316
Telephone	**9,008**	9,942
Equipment Lease Expense	**237**	-
Travel and Entertainment	**19,028**	23,128
Professional Fees	**8,079**	6,238
Dues, Subscriptions and Licenses	**10,512**	6,281
Insurance	**5,517**	2,361
Management Fees	**12,000**	12,000
Continuing Education	**2,020**	536
Utilities	**1,200**	1,200
Total Expenses	**1,151,486**	1,525,653
Income (Loss) from Operations	**(9,063)**	16,753
Interest and Other Income	**1,546**	2,423
Income (Loss) Before Provision for Income Taxes	**(7,517)**	19,176
Provision for Income Taxes	**245**	644
Net Income (Loss)	**(7,762)**	18,532
Retained Earning (Accumulated Deficit), Beginning of Year	**8,082**	(10,450)
Retained Earnings, End of Year	$ **320**	$ 8,082

The accompanying notes are an integral part of these financial statements.

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Statements of Cash Flows

	Years Ended December 31,	
	2002	2001
Operating Activities:		
Net Income (Loss)	$ (7,762)	$ 18,532
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	6,223	4,621
Change In:		
Commissions Receivable	8,296	(2,599)
Prepaid Expenses	(13)	(405)
Accounts Payable and Accrued Expenses	5,966	(22,118)
Commissions Payable	4,652	11,991
Income Taxes Refundable/Payable	(1,094)	394
Total Adjustments	24,030	(8,116)
Net Cash Provided by Operating Activities	16,268	10,416
Investing Activities:		
Acquisition of Furniture and Equipment	(14,483)	(4,621)
Net Cash Used in Investing Activities	(14,483)	(4,621)
Increase in Cash and Cash Equivalents	1,785	5,795
Cash and Cash Equivalents, Beginning of Year	129,228	123,433
Cash and Cash Equivalents, End of Year	$ 131,013	$ 129,228
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$ 1,339	$ 250

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

   A. *Nature of the Organization:*

   Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the National Association of Securities Dealers and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies. On January 3, 2001, the Company changed its name from Lauderdale Investment Company to Meridien Financial Group, Inc. The name change was approved by the NASD on January 19, 2001.

   B. *Income Taxes:*

   Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The deferred taxes relate primarily to net operating loss carry-forwards, accelerated depreciation deduction carry-forwards, and charitable contribution carry-forwards available to reduce taxable income in future periods.

   C. *Use of Estimates:*

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   D. *Cash and Cash Equivalents:*

   The Company considers all highly liquid short-term investments, with a maturity of three months or less upon acquisition, to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

   E. *Furniture and Equipment:*

   Furniture and equipment is recorded at cost and depreciated over its estimated useful life.

2. **Common Stock:**

The Company has authorized 400 shares of no par value common stock. As of December 31, 2002 and 2001, the Company had 374 shares issued and outstanding.

3. **Related Party Transactions:**

The Company reimburses a company affiliated through common ownership for certain costs as follows:

	2002	2001
Rent and Utilities	$ 12,000	$ 12,000
Secretarial Services	270,600	354,100
Total	$ 282,600	$ 366,100

Rent, on a month-to-month basis, is charged based on certain costs that are directly allocated by the affiliate. The Company is charged monthly for administrative services by the affiliate based on certain activity levels.

During 2002 and 2001, the Company paid commissions and management fees of $529,000 and $939,000, respectively, to stockholders of the Company. In addition, at December 31, 2002 and 2001, $54,000 and $42,000, respectively, were due to such individuals and are included in accounts payable and accrued expenses and commissions payable.

4. **Provision for Income Taxes:**

	2002	2001
Current:		
Federal	$ (3)	$ 2,794
State	248	1,842
Benefit of Deduction Carry-Forwards Used	-	(3,992)
Deferred:		
Federal	-	6,000
State	-	3,300
Change in Valuation Allowance	-	(9,300)
Total Provision for Income Taxes	$ 245	$ 644

The provision for income taxes differs from the statutory rate because certain expenses, primarily meals, are limited for tax purposes and a valuation allowance has been provided for the deferred tax asset that would result from the $6,000 net operating loss carryforward that expires in 2022.

5.   **Net Capital and Reserve Requirements**:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). In accordance with this rule, the Company is required to maintain minimum net capital of $5,000, or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2002 the Company had net capital of $40,546, which was $33,624 in excess of its required net capital of $6,992. At December 31, 2001 the Company had net capital of $68,713, which was $61,995 in excess of its required net capital of $6,718. At December 31, 2002 and 2001, the Company's ratio of aggregate indebtedness to net capital was 2.56 to 1 and 1.47 to 1, respectively.

The Company is exempt from the reserve requirements for brokers/dealers under Rule 15c3-3(k)(1).



Rooney,
Plotkin
&Willey,
LLP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. (formerly Lauderdale Investment Company) as of and for the year ended December 31, 2002, and have issued our report thereon dated January 31, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of financial and operational combined uniform single report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROONEY, PLOTKIN & WILLEY, LLP

January 31, 2003



MEMBER OF IA INTERNATIONAL WITH CORRESPONDENT OFFICES IN PRINCIPAL CITIES OF THE WORLD

130 Bellevue Avenue, Newport, RI 02840-7413   10 Dorrance Street, Providence, RI 02903-2024
401-849-3134 (Fax) 401-847-8990   401-272-9080 (Fax) 401-861-8450
Email: rpw@rpw200.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12/31/02

Meridien Financial Group, Inc. (formerly Lauderdale Investment Company)

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 61,823	3480
2. Deduct ownership equity not allowable for Net Capital	(–)	3490
3. Total ownership equity qualified for Net Capital	61,823	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	–	3520
B. Other (deductions) or allowable credits (List)	–	3525
5. Total capital and allowable subordinated liabilities	$ 61,823	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) .... $ 21,277 [3540]		
B. Secured demand note delinquency .... [3590]		
C. Commodity futures contracts and spot commodities – proprietary capital charges .... [3600]		
D. Other deductions and/or charges .... [3610]	(21,277)	3620
7. Other additions and/or allowable credits (List)	–	3630
8. Net capital before haircuts on securities positions	$ 40,546	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments .... $ [3660]		
B. Subordinated securities borrowings .... [3670]		
C. Trading and investment securities:		
1. Exempted securities .... [3735]		
2. Debt securities .... [3733]		
3. Options .... [3730]		
4. Other securities .... [3734]		
D. Undue Concentration .... [3650]		
E. Other (List) .... [3736]	( )	3740
10. Net Capital	$ 40,546	3750

OMIT PENNIES

Non-allowable Assets/Liabilities:

Commission Receivable	$	11,682
Prepaid Expenses		885
Refundable Income Taxes		450
Furniture and Equipment, Net		8,260
	$	21,277

Net Capital, as reported	$	40,992
Income Tax Provision Admustment		(446)
Net Capital, per above	$	40,546

-11-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12/31/02
Meridien Financial Group, Inc. (formerly Lauderdale Investment Company)	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 6,922	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 6,922	3760
14. Excess net capital (line 10 less 13)	$ 33,624	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 30,164	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..		$ 103,819	3790
17. Add:			
A. Drafts for immediate credit ....21 $ —	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited.....................................$ —	3810		
C. Other unrecorded amounts (List) ....$ —	3820	$ —	3830
18. Total aggregate indebtedness..		$ 103,819	3840
19. Percentage of aggregate indebtedness to net capital (line 18 + by line 10)		% 256	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits..........	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
 1. Minimum dollar net capital requirement , or
 2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Aggregate Indebtedness, as reported	$104,003
Change in Non Allowable Liabilities	(630)
Income Tax Provision Adjustment	446
Aggregate Indebtedness, per above	$103,819

SEC 1696 (02-03) 9 of 16



Rooney,
Plotkin
& Willey,
LLP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT ADVISORS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3**

To the Board of Directors
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of
Meridien Financial Group, Inc. (formerly Lauderdale Investment Company) (the Company) for the year
ended December 31, 2002, we considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made
a study of the practices and procedures followed by the Company including tests of such practices and
procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to customer securities, we did
not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of controls and of the practices and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve the SEC's above-mentioned



MEMBER OF IA INTERNATIONAL WITH CORRESPONDENT OFFICES IN PRINCIPAL CITIES OF THE WORLD
130 Bellevue Avenue, Newport, RI 02840-7413   10 Dorrance Street, Providence, RI 02903-2024
      401-849-3134 (Fax) 401-847-8990   401-272-9080 (Fax) 401-861-8450
                              Email: rpw@rpw200.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROONEY, PLOTKIN & WILLEY, LLP

January 31, 2003